CEDARBRIDGE SECURITIES LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cedarbridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Park Avenue

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curtis　　　　　　　　　　　　　　　　　　**732-367-0129**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC

(Name – if individual, state last, first, middle name)

1981 Marcus Avenue, Suite C110	**Lake Success**	**NY**	**11042**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410　(06-02)

CONFIDENTIAL TREATMENT REQUESTED





OATH OR AFFIRMATION

I, **James Curtis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cedarbridge Securities, LLC**, as of **December 31**, 20 **16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

TAMERA POE WEBB NOTARY EXPIRES GEORGIA APRIL 22, 2017 PUBLIC COBB COUNTY, GA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDARBRIDGE SECURITIES LLC

**FINANCIAL STATEMENT
AND
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2016**

Contents

DePietto CPA

Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042

T. 516.326.9200 **F.** 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cedarbridge Securities LLC

We have audited the accompanying statement of financial condition of Cedarbridge Securities LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Cedarbridge Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cedarbridge Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DePietto CPA PC

DePietto CPA, PC
Lake Success, NY
February 27, 2017

CEDARBRIDGE SECURITES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets

Cash and cash equivalents	$	95,525
Total assets	$	95,525

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	-
Total liabilities		-
Members' equity		95,525
Total liabilities and members' equity	$	95,525

The accompanying notes are an integral part of these financial statements.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2016

NOTE 1:   **Nature of Business**

Organization

Cedarbridge Securities LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

The Company also maintains an office in New Jersey.

NOTE 2:   **Significant Accounting Policies**

Basis of Presentation

The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2015, the Company did not exceed the limit. At December 31, 2016, the Company did not have any cash equivalents.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2016

NOTE 2: **Significant Accounting Policies (cont.)**

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2016, the Company had net capital of $95,525, which was $90,525 in excess of regulatory requirement net capital of $5,000. At December 31, 2016, the Company had a net capital ratio was 0.00 to 1.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2016

NOTE 3: **Regulatory requirements (Cont.)**
Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

NOTE 4: **Commitment and Contingencies**

The Company is obligated under the terms of a sublease for the period of January 1, 2013 through December 31, 2017. The following are the future payments:

Year	Rent expense
2017	$ 24,000

The rent expense for the year ended December 31, 2016 was $12,000, which is included in occupancy on the Statement of Operations which is for the New York and New Jersey offices.

NOTE 5: **Related Party**

The Company subleases office space from a related party for its New York and New Jersey offices. As of December 31, 2016, the amount paid to the related party was $12,000.

NOTE 6: **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2016 through February 27, 2017 the date our financial statements were available to be issued.